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                           Filed by CBOT Holdings, Inc.
                           Subject Company -- CBOT Holdings, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-72184

The following are the prepared remarks of the President of the CBOT given at a presentation on December 17, 2003 and distributed thereafter.

Bernard W. Dan
Chicago Commonwealth Club

December 17, 2003

         It is an honor to be here at the Chicago Commonwealth Club representing the Chicago Board of Trade. As a native of Chicago, I have never been able to take the label of Chicago as the "second city" very seriously. Our city has been home to many "firsts" - in architecture, and in the rail and retail industries. In fact, the very first All Star baseball game was played here in 1933. That, incidentally, may have been the last time the word "first" was associated with Chicago baseball.

         Additionally, Chicago is where 82 businessmen met on the top floor of a warehouse, located just a few blocks from where we are sitting today, and founded the Chicago Board of Trade, the world's first futures exchange. Originally a grain exchange, the CBOT has been steeped in a tradition of innovation since opening its doors in 1848. The CBOT's very formation was a demonstration of creativity, as the exchange was founded in response to a dire need to smooth out wild price swings in corn and wheat, sparked by cyclical weather patterns.

         Since then, the CBOT has exhibited innovation in countless ways. The exchange was the first to offer electronic and open outcry trading side-by-side, the first to list interest rate futures contracts, and recently the CBOT

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became the first to offer new electronic trading technology unavailable anywhere else.

         That kind of innovation has been a hallmark of the futures and options industry in Chicago for 155 years. Every single derivatives exchange around the world is actually a derivative of our model.

         Today, the CBOT has three product groups - U.S. interest rates, commodity and stock index futures and options - and within each group, multiple products are listed.

         In the last few years, the exchange has become what is really a remarkable turnaround story; since posting a loss in 1999 and 2000, we have reported positive annual earnings. Our operating income in the first eleven months of 2003 was $119 million, and in the third quarter, our revenues jumped 97 percent over the same period the prior year.

         About 30 months ago, the CBOT agreed on a vision of where the exchange needed to be to remain competitive in the year 2004 and beyond. Our efforts focused on fiscal discipline, organizational structure, financial reporting and significant technology investments, but our attention was most centered on the customers. We recognized that our customers wanted several different things:

         . Our customers wanted broader access to our markets and increased functionality with respect to electronic trading.

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         .   Our customers wanted more efficient use of capital.

         . Our customers wanted greater standardization, as that was key to reducing costs.

         . Our customers wanted a platform, from both an execution and settlement perspective, which could accommodate the future demand for cash, futures and OTC trading to be supported by one system.

         . Our customers recognized the value of transparency and market integrity.

         . Our customers also asked for a platform that provided greater reliability, enhanced scalability and increased speed.

         The CBOT is in the business of providing a diverse group of users with a dynamic market model focusing on price discovery, transparency and technology. That focus has defined the exchange for more than 155 years and will enable the CBOT to continue its track record of success. Thus, after evaluating our customers' desires, we were determined to provide them with the best, and most efficient, services possible.

         In addition to cutting costs, streamlining operations and enhancing our market model during the last two years, we also have seen a sharp increase in trading volume and commensurate trading fees, a key source of revenue for the exchange. On October 3, 2003, the CBOT surpassed its all-time annual volume record reached last year, and the exchange builds on its new

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record every single trading day. Year-to-date, more than 400 million contracts have changed hands at the CBOT, up more than 135 percent from 10 years ago.

         As you might already know, the CBOT's success has a significant economic impact on the city of Chicago and its surrounding area. According to the most recent study by the Federal Reserve Bank of Chicago, more than 150,000 jobs are generated in our city by the securities and commodities sector.

         The derivatives industry in Chicago maintains over $85 billion in overnight deposits in local banks and generates hundreds of millions in federal, state and local taxes. Those deposits provide lending opportunities to help grow the Chicago business community. In addition, Chicago's exchanges remain major tourist attractions for the City. In short, we are proud of the significant role the CBOT plays in Chicago and the state of Illinois' overall economy.

         The exchange currently is a member-owned organization, and we have filed with the SEC to demutualize and transform into a public company. While the CBOT currently has no plans for an IPO, the demutualization process will allow the CBOT to issue shares to our

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members as well as position the CBOT to drive greater value for our owners and market users.

         A familiarity with the CBOT's three core values -- strength, innovation, and transparency - is crucial to understanding the exchange and its internal workings. These three values have been a driving force behind the CBOT's 155-year long track record of success, and they continue to enhance the trading opportunities we offer our customers.

         One of the exchange's many strengths is a market model that offers customer choice. There are two methods of execution at the Chicago Board of Trade - our customers can access the CBOT's deep and liquid markets either through open auction or through screen-based trading.

         This approach gives our customers a voice, and they have spoken - loudly. When our customers decide where to execute their trades, the choice is usually product-specific - for financial futures, the method of choice has become the electronic trading screens, and for complex futures trading strategies and options, open outcry is the preferred venue. Currently, almost 90 percent of financial futures trading is executed electronically.

         Options trading preferences tell a much different story. A very small percentage of financial options transactions - about one percent - are electronic at the CBOT. Until the CBOT launched a new electronic trading

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platform last month, no exchange offered technology capable of electronically executing options transactions. Now, our customers who prefer to use the screen for complicated options and futures trading can elect to do so.

         Similar to what many of you might have experienced in your own businesses, technology has become a major driver at the CBOT. Access to the Internet has greatly expanded the universe of traders with direct access to the markets. The advancement of trading software and the increased processing speed of PCs has led to further alignment of the markets, with increased volume being traded.

         This industry-wide evolution of technology has created efficiencies and streamlined processes, and at the same time, it has empowered our customers. Customers asked for direct access to our products, and they now have it. Customers wanted around-the-clock access to certain products, and they now have that as well.

         In addition to the importance of technology, we have seen at least two other similarities between developments at the CBOT and businesses across the country - one, we face increased competition, and two, we see increased value in forming partnerships with leading service providers.

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         As for the competition, German-based futures and options bourse Eurex has announced it will launch a U.S. exchange in February 2004. This move came in direct response to the CBOT's decision last year to drop Eurex as its electronic platform service provider. While the CBOT was well aware that ending its relationship with Eurex would invite competition, the move ultimately was the most beneficial choice for the CBOT because it allowed us to partner with the very best technology provider available.

          Theodore Roosevelt summed up the rationale for the CBOT's choice quite well when he said, "In any moment of decision, the best thing you can do is the right thing. The worst thing you can do is nothing."

         I believe that the challenge that Eurex poses should not be underestimated, but I am confident that the CBOT is prepared to overcome any competitive threat that is initiated. This is not the first time the CBOT has faced competition from an upstart exchange. Others have attempted to list CBOT products and failed in their attempts to imitate our success.

         The CBOT welcomes competition. It is my belief that the creation of other successful U.S. futures and options exchanges would actually increase the amount of overall trading volume that currently exists. Overall volume in the futures industry has exploded during the last decade, and I see even more potential for expansion. According to the Futures Industry

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Association, volume of exchange-traded derivatives rose more than 600 percent in the last 10 years, on a global basis. This upward trend is one we at the CBOT expect to continue.

         Amid heightened competition, the CBOT is not only maintaining its leadership position but also is gaining market share by offering customers the very best trading environment available. Last month, the exchange completed the first of a two-phase transition to a superior, new electronic trading platform and clearing system.

         The project was an extremely ambitious one, and I am proud to say that the transition went smoothly. Our new electronic trading platform, which is powered by technology called LIFFE CONNECT(R) and is owned by our European partner, EuronextLiffe, has the capability to execute complicated options and futures transactions. As I mentioned earlier, technology now drives our industry, so we wanted to offer our customers the very best electronic trading platform available. Additionally, LIFFE CONNECT(R) is available in all major European money centers as well as Tokyo. CBOT will leverage that global presence and take advantage of the platform's mutual access capabilities to materially increase distribution of our products.

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         Simultaneously, the CBOT has partnered with another industry leader, --
our long-time rival -- the Chicago Mercantile Exchange, to form a clearing link. The CME now is providing clearing and settlement services for one-third of CBOT products, and the transition for the remainder of CBOT products will be complete on the first of the year. Incidentally, this partnership with the Chicago Mercantile Exchange is not the first time the CBOT has teamed up with the CME; together with the Chicago Board Options Exchange last year we established OneChicago for the trading of single stock futures.

         When fully operational, the CME/CBOT Common Clearing Link will clear approximately 85 percent of all U.S. futures and futures options volume based on 2002 data. The most significant benefit of the link is that it allows the CBOT to deliver our customers unprecedented, tangible savings of more than $1.6 billion, which in turn lowers their cost of capital. Additionally, our market users are realizing significant operational synergies through this cooperation between the CBOT and CME, the two largest futures exchanges in the United States.

         The second phase of the transition will be complete on January 2, when the remainder of CBOT products will move over to the new electronic platform and the Common Clearing Link.

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         The Common Clearing Link and new electronic platform are only two examples of the CBOT looking for new ways to leverage technology and partnerships to create more cost-efficient means by which users can trade our products.

         We are all aware of the opportunities that abound in Asia. Last month, the CBOT signed a memorandum of understanding with China's Dalian Commodity Exchange to pursue potential joint business initiatives. Under the agreement, the two exchanges will share information on market and product development and potentially work toward developing new markets for derivative products.

         The CBOT also signed a separate memo of understanding with the Taiwan Futures Exchange over the summer. In today's global trading environment, there is tremendous untapped potential in Asia's burgeoning markets. Futures trading has a long and rich history there, and today, there are more than 20 separate exchanges trading futures in Asia, including both futures exchanges and stock exchanges. Exchange-traded derivatives have been a key risk management tool for Asian firms operating in the global marketplace for a long time, and their participation will only increase as more countries in the region continue their move towards market-led economies.

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         I have talked about the CBOT's core values of innovation and strength, and finally, I'd like to take a moment to discuss in greater depth the exchange's third core value, transparency. Never before in the exchange's 155-year history has transparency been more important.

         In newspapers across the country, financial scandals dominate the headlines -- recently the FBI arrested dozens of foreign-exchange market participants for cheating small investors as well as large banks. We have also seen problems with market timing in the mutual fund industry, firms trading against their customers, and executive compensation debacles.

         What many of these stories are really about is a lack of transparency, the single element that allows markets to serve the broadest needs of customers.

         Transparency is the best defense against deception, and it ensures that the same information is accessible to all investors who seek it. Ultimately, transparency creates strong, viable and fair marketplaces.

         At the CBOT, transparency has been a pillar of our existence since our exchange was founded. Potential participants come to the CBOT's centralized pool of liquidity to assess the market and determine the best price, based on bids and offers that are posted for all to see. Transparency

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makes price discovery faster and more efficient, simply because there are no smoke and mirrors to navigate.

         Eurex, the European exchange that is planning to set up a branch in the United States, poses something much more serious than a competitive challenge to the CBOT - Eurex's business model is a significant threat to the very transparency that defines our markets. In order to attract business to its fledgling exchange, Eurex intends to rely on different forms of internalization, practices that allow a firm to go beyond acting as an agent for a customer and to covertly profit off the customer.

         One of these practices is payment for order flow, which is already roiling the U.S. securities market and markets abroad that permit it. Payment for order flow allows brokers to sell an order to an exchange or a firm that offers him the largest kickback. Exchanges that encourage payment for order flow create conflicts of interest, as brokers profit regardless of whether their customers' orders are directed to the exchange or liquidity provider offering the best price.

         The primary functions of an exchange are to gather a deep pool of liquidity in one location, to provide a forum for price discovery and to distribute those prices. Payment for order flow is completely incompatible

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with the very reasons exchanges exist, because it cripples price discovery and distribution.

         Ultimately, internalization and other similar practices direct trading activity into the hands of a few powerful market participants with narrow interests. Such practices discourage the broad participation that marketplaces should actually be facilitating, as many users conclude that they are disadvantaged to trade on exchanges that support these unfair practices.

         The crisis of confidence that rocked Corporate America and the seemingly endless financial scandals that fill our newspapers underscore, over and over, the value of transparency. The world's futures markets must embrace this lesson, rather than catering to narrow interests advocating policies that risk a potentially similar crisis of confidence.

         At the Chicago Board of Trade, we will face some difficult challenges and will make decisions that may not please everyone, but we will stay on course and focus on meeting the needs of our customers. For us, that focus is equal to success. The future of the Chicago Board of Trade will continue to be guided by the core principles of strength, innovation, and transparency, and we are confident that the importance and value of those principles will continue to be recognized by users of our markets. Thank you very much for inviting me to be here with you today.

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While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration
Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of the City of Chicago, Inc. relating to the restructuring of the Board of Trade of the City of Chicago, Inc.
(CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, continue to be recognized by users of our markets. Thank you very much for inviting me to be here with you today including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.


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[LOGO]                                [LOGO] Chicago Board of Trade


Contact: Gary Compton                  Contact: Maria Gemskie
         CBOE                                   CBOT
         312.786-7612                           312.435-3620

CBOT and CBOE Reach Agreement to Permit CBOT Full Members to Sell CBOE Exercise
                                Right Privileges

The following press release was distributed on December 17, 2003.

December 17, 2003 - The Chicago Board of Trade (CBOT) and the Chicago Board Options Exchange (CBOE) today announced an agreement which enables CBOT Full Members to unbundle and sell their CBOE exercise right privileges. The CBOE exercise right, which was granted to CBOT Full Members when the CBOE was formed, allows a CBOT Full Member to become a CBOE member without having to purchase a membership at the CBOE.

The new agreement, which has been adopted by both the CBOT and the CBOE Board of Directors, will provide the CBOT Full Members the ability to request that the CBOT issue the exercise right privilege associated with their CBOT Full Membership. Under the terms of the agreement and the CBOT rules expected to be adopted in order to give effect to the agreement, the exercise right privilege may be unbundled and rebundled with CBOT Full Memberships and may be separately bought or sold. The agreement includes the possibility of a sale to the CBOE. However, in order to exercise and become a member of the CBOE, a CBOT Member will continue to be required to be in possession of a CBOT Full Membership and an associated exercise right privilege.

CBOT Chairman Charles P. Carey said, "This agreement, which allows CBOT Full Members the ability to sell their exercise right privileges, provides for flexibility and enhances the value of our memberships."

"We are pleased that by working together, the CBOT and the CBOE have crafted an agreement that provides both exchanges and their memberships with greater flexibility at a time when our competitive environments demand it," said CBOE Chairman William J. Brodsky.

"We are very happy to come to this agreement, which provides CBOT members with the opportunity to sell their CBOE exercise rights if they wish to do so, and gives CBOE and other potential buyers the opportunity to purchase them," said CBOE Vice Chairman Mark Duffy.

It is currently expected that the CBOT's restructuring proposal, which is described in a registration statement on file with the Securities Exchange Commission (SEC), will be revised to accommodate this agreement and any related changes to the CBOT rules.

                                                                   (page 1 of 2)


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A vote of the CBOT members relating to this agreement is expected to occur after the first of the year. In addition, before it becomes effective the proposal must be filed by CBOE with, and approved by, the SEC.

While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of The City of Chicago, Inc.
(CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                                       ###